SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION


           Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Ohio Valley Electric Corporation, a subsidiary of each of the following registered public utility holding companies: Allegheny Energy, Inc., American Electric Power Company, Cinergy Corp., First Energy Corp. and Powergen plc.

           This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities.

           Promissory notes

2.    Issue, renewal or guaranty.

           Issuance

3.    Principal amount of each security.

           $305,000,000

4.    Rate of interest per annum of each security:

           5.94%

5.    Date of issue, renewal or guaranty of each security.

           December 21, 2001

6.    If renewal of security, give date of original issue.

           N/A

7.    Date of maturity of each security.

           February 12, 2006

8.    Name of persons to whom security was issued, renewed or guaranteed.

           McDonald Securities, Inc.
           ABN AMRO Incorporated

9.    Collateral given with each security.

           Collateral assignment of the Company's right to receive certain payments from its Sponsoring Companies pursuant to the Inter-Company Power Agreement among the Company and its Sponsoring Companies.

10.   Consideration received for each security.

           $305,000,000

11.   Application of proceeds of each security.

           The net proceeds of the securities are to be used to finance the construction of pollution control equipment at the Company's generation facilities and for the repayment of short-term debt of the Company.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

      (a)  the provisions contained in the first sentence of Section 6(b).
      (b)  the provisions contained in the fourth sentence of Section 6(b).
      (c) the provisions contained in any rule of the Commission other than Rule U-48. |X|

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52(a) relating to the issuance and sale of securities by a subsidiary of a registered holding company that is a public utility company.


                                    OHIO VALLEY ELECTRIC COMPANY


                                    By: __/s/ David L. Hart___________
                                    Name:  David L. Hart
                                    Title:  Vice President

Dated:  February 27, 2002